PHL Variable Insurance Company Phoenix Portfolio Advisor® Service Center P.O. Box 36740 Louisville, KY 40233 1-866-226-0170	One American Row P.O. Box 5056 Hartford, CT 06102-5056	860-403-5000 www.nsre.com/phoenix

December 9, 2016

Re: Your Phoenix Portfolio Advisor® variable annuity contract issued by PHL Variable Insurance Company

Dear Valued Customer:

This notice provides updated information regarding the investment options offered by your Phoenix Portfolio Advisor® variable annuity contract.

Effective December 9, 2016, the following investment options offered by the Phoenix Portfolio Advisor® variable annuity contract are closed to investment:

Fidelity VIP Overseas Portfolio – Service Class II

PIMCO VIT Long-Term US Government Portfolio – Administrative Class

Virtus Real Estate Securities Class A

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This notice should be retained for future reference. If you have any questions, please contact us at 1-866-226-0170.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and PhoenixLife and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLAC is not authorized to conduct business in CA,GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

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